THE UNION CENTRAL LIFE INSURANCE COMPANY
                        Cincinnati, Ohio
                         (the "Company")

                           ENDORSEMENT


This policy is endorsed to replace the Monthly Deduction provision with the following provision:

MONTHLY DEDUCTION. The monthly deduction is a charge made against the account value each policy month. It is:

 1.  the cost of insurance and the cost for any policy riders;
     plus
 2.  the monthly administrative charge.

The monthly deduction is due on each monthly date, beginning on the policy date. The deduction is made against the account value of the subdivision of the Variable Account and/or the Guaranteed
Account, in percentages elected by you.

If, at any time, there are insufficient funds in the subdivision of the Variable Account elected by you, then the monthly deduction will be made against the account value in each subdivision of the Variable Account and the Guaranteed Account in proportion to the total amounts in these accounts.

In all other respects, this policy remains unchanged.


             THE UNION CENTRAL LIFE INSURANCE COMPANY


       /s/ David F. Westerbeck       /s/ John H. Jacobs


                Secretary                 President




John Doe
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UC E-265                                                   3/00